UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           -------------------------


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 5)*

                          Quintel Communications, Inc.
                          ----------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                          -----------------------------
                         (Title of Class of Securities)

                                   748762 10 1
                                 (CUSIP Number)


                                 Steven L. Feder
                        c/o Psychic Readers Network, Inc.
                            2455 E. Sunrise Boulevard
                         Fort Lauderdale, Florida 33304
                                 (954) 563-5464
                                 --------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  June 4, 1999
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13D
----------------------------------------                                        -------------------------------------------------
CUSIP No.   748762 10 1                                                         Page 2 of 7 Pages
----------------------------------------                                        -------------------------------------------------

----------- ---------------------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

            Steven L. Feder
----------- ---------------------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                            (a) [ ]
    2
                                                                                                                         (b) [X]
----------- ---------------------------------------------------------------------------------------------------------------------
            SEC USE ONLY
    3

----------- ---------------------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            N/A
----------- ---------------------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                         [ ]
    5

----------- ---------------------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            USA
------------------------------ --------- ----------------------------------------------------------------------------------------
                                         SOLE VOTING POWER
                                  7
          Number of                      347,195
           Shares
        Beneficially
          Owned by
            Each
          Reporting
           Person
            With
                               --------- ----------------------------------------------------------------------------------------
                                         SHARED VOTING POWER
                                  8
                                         0
                               --------- ----------------------------------------------------------------------------------------
                                         SOLE DISPOSITIVE POWER
                                  9
                                         347,195
                               --------- ----------------------------------------------------------------------------------------
                                         SHARED DISPOSITIVE POWER
                                  10
                                         0
----------- ---------------------------------------------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            347,195
----------- ---------------------------------------------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                          [ ]
    12

----------- ---------------------------------------------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            2.3%
----------- ---------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- ---------------------------------------------------------------------------------------------------------------------
         *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                  SCHEDULE 13D

----------------------------------------                                        -------------------------------------------------
CUSIP No.   748762 10 1                                                         Page 3 of 7 Pages
----------------------------------------                                        -------------------------------------------------

----------- ---------------------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

            Thomas H. Lindsey
----------- ---------------------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                             (a) [ ]
    2
                                                                                                                          (b) [X]
----------- ---------------------------------------------------------------------------------------------------------------------
            SEC USE ONLY
    3

----------- ---------------------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            N/A
----------- ---------------------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                         [ ]
    5

----------- ---------------------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            USA
------------------------------ --------- ----------------------------------------------------------------------------------------
                                         SOLE VOTING POWER
                                  7
          Number of                      677,376
           Shares
        Beneficially
          Owned by
            Each
          Reporting
           Person
            With
                               --------- ----------------------------------------------------------------------------------------
                                         SHARED VOTING POWER
                                  8
                                         0
                               --------- ----------------------------------------------------------------------------------------
                                         SOLE DISPOSITIVE POWER
                                  9
                                         677,376
                               --------- ----------------------------------------------------------------------------------------
                                         SHARED DISPOSITIVE POWER
                                  10
                                         0
----------- ---------------------------------------------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            677,376
----------- ---------------------------------------------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                          [ ]
    12

----------- ---------------------------------------------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            4.5%
----------- ---------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- ---------------------------------------------------------------------------------------------------------------------

         *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  SCHEDULE 13D

----------------------------------------                                        -------------------------------------------------
CUSIP No.   748762 10 1                                                         Page 4 of 7 Pages
----------------------------------------                                        -------------------------------------------------

----------- ---------------------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

            Peter Stolz
----------- ---------------------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                            (a) [ ]
    2
                                                                                                                         (b) [X]
----------- ---------------------------------------------------------------------------------------------------------------------
            SEC USE ONLY
    3

----------- ---------------------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            N/A
----------- ---------------------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                         [ ]
    5

----------- ---------------------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            USA
------------------------------ --------- ----------------------------------------------------------------------------------------
                                         SOLE VOTING POWER
                                  7
          Number of                      98,710
           Shares
        Beneficially
          Owned by
            Each
          Reporting
           Person
            With
                               --------- ----------------------------------------------------------------------------------------
                                         SHARED VOTING POWER
                                  8
                                         0
                               --------- ----------------------------------------------------------------------------------------
                                         SOLE DISPOSITIVE POWER
                                  9
                                         98,710
                               --------- ----------------------------------------------------------------------------------------
                                         SHARED DISPOSITIVE POWER
                                  10
                                         0
----------- ---------------------------------------------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            98,710
----------- ---------------------------------------------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                          [ ]
    12

----------- ---------------------------------------------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            0.7%
----------- ---------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- ---------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         The joint statement on Schedule 13D of Steven L. Feder ("Feder"), Thomas H. Lindsey ("Lindsey") and Peter Stolz ("Stolz") is hereby amended as follows:

Item 1.  Security and Issuer.

         Item 1 is amended by deleting the last sentence of the item and substituting therefor the following:

         As of June 9, 1999, Quintel Communications, Inc. (the "Company") had 15,079,746 shares of common stock ("Common Stock") issued and outstanding.

Item 2.  Identity and Background.

         N/A

Item 3.  Source and Amount of Funds or Other Consideration.

         N/A

Item 4.   Purpose of Transaction.

         N/A

Item 5.   Interest in Securities of the Issuer.

         Item 5 is amended by the deletion thereof in its entirety and the substitution therefor of the following:

         (a) and (b) As of June 4, 1999, each of the Reporting Person beneficially owns the number of shares of Common Stock listed below.

                  (1) Feder has sole power to vote and direct the disposition of 347,195 shares of Common Stock, representing approximately 2.3% of the Common Stock.

                  (2) Lindsey has sole power to vote and direct the disposition of 677,376 shares of Common Stock, representing approximately 4.5% of the Common Stock.

                  (3) Stolz has sole power to vote and direct the disposition of 98,710 shares of Common Stock, representing approximately 0.7% of the Common Stock.

         (c) On April 28, 1999, Feder sold the following shares of Common Stock in open market transactions at the following sales prices per share: 5,300 shares at $2.50 per share; and 2,000 shares at $2.563 per share. Effective as of June 4, 1999, Feder sold 700,000 shares of Common Stock to the Company for an aggregate purchase price of $945,000, pursuant to a Redemption Agreement among the Company, Defer Limited Partnership and Feder (the "Feder Redemption Agreement").

         On May 6, 1999, Lindsey sold the following shares of Common Stock in open market transactions at the following sales prices per share: 37,000 shares at $1.75 per share; and 2,000 shares at $1.781 per share. Effective as of June 4, 1999, Lindsey sold 300,000 shares of Common Stock to the Company for an aggregate purchase price of $405,000, pursuant to a Redemption Agreement among the Company, Maslin Limited Partnership and Lindsey (the "Lindsey Redemption Agreement"). On June 8, 1999, Lindsey sold 5,000 shares of Common Stock at $1.625 per share in an open market transaction. On June 23, 1999, Lindsey sold 50,000 shares of Common Stock at $1.50 per share in an open market transaction. On June 24, 1999, Lindsey sold 5,000 shares of Common Stock at $1.625 per share in an open market transaction. On June 29, 1999, Lindsay sold 11,000 shares of Common Stock at $1.562 in an open market transaction.

         Effective as of June 4, 1999, Stolz sold 300,000 shares of Common Stock to the Company for an aggregate purchase price of $405,000, pursuant to a Redemption Agreement among the Company, P. Stolz Family Partnership, L.P. and Stolz (the "Stolz Redemption Agreement" and collectively with the Feder Redemption Agreement and the Lindsey Redemption Agreement, the "Redemption Agreements").


          (e) Each of Feder and Lindsey ceased to be the owners of more than five percent of the Common Stock as of June 4, 1999. Stolz has never been an owner of more than five percent of the Common Stock. Each of the Reporting


                                     Page 5 of 7 Pages

Persons disclaim that they were ever part of a 13D group and further disclaim beneficial ownership, at any time, of any shares of Common Stock owned by any other Reporting Person, except as to 109,000 shares of Common Stock that were owned by Feder and Lindsey as joint tenants with right of survivorship. Stolz has disclaimed and continues to disclaim beneficial ownership of the Common Stock owned jointly by Feder and Lindsey.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Pursuant to each of the Feder Redemption Agreement, the Lindsey Redemption Agreement and the Stolz Redemption Agreement, the provisions of Sections 3.2, 3.3 and 3.4 of that certain Agreement among the Company, Calling Card Co., Inc. and Psychic Readers Network, Inc. dated as of January 17, 1996 were terminated in their entirety as of June 4, 1999. As set forth above, each of the Reporting Persons disclaim that they were ever part of a 13D group and further disclaim that they had beneficial ownership, at any time, of any shares of Common Stock owned by any other Reporting Person, except as to 109,000 shares of Common Stock that were owned by Feder and Lindsey as joint tenants with right of survivorship. Stolz has disclaimed and continues to disclaim beneficial ownership of the Common Stock owned jointly by Feder and Lindsey.


Item 7.   Material to be Filed as Exhibits

         Exhibit A         Redemption Agreement among the Company, Defer Limited
                           Partnership and Feder (Incorporated by reference to the Form 8-K of Quintel Communications, Inc. (File
                           No. 0-27046) filed on June 4, 1999).

         Exhibit B         Redemption Agreement among the Company, Maslin
                           Limited Partnership and Lindsey (Incorporated by reference to the Form 8-K of Quintel Communications, Inc. (File No. 0-27046) filed on June 4, 1999).

         Exhibit C         Redemption Agreement among the Company, P. Stolz
                           Family Partnership, L.P. and Stolz (Incorporated by reference to the Form 8-K of Quintel Communications, Inc. (File No. 0-27046) filed on June 4, 1999).


                               Page 6 of 7 Pages

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:   July 9, 1999                                /s/ Steven L. Feder
                                                     ---------------------------
                                                     Steven L. Feder



                                                     /s/ Thomas H. Lindsey
                                                     ---------------------------
                                                     Thomas H. Lindsey



                                                     /s/ Peter Stolz
                                                     ---------------------------
                                                     Peter Stolz



                                Page 7 of 7 Pages